[redacted]

10027443

BP 3/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
105

SEC FILE NUMBER
8- 47662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBIA Capital Management Corp.
New Name: Cutwater Asset Management Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 King Street
(No. and Street)

Armonk, New York 10504
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Schachinger 914-765-3028
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/3

OATH OR AFFIRMATION

I, Clifford D. Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBIA Capital Management Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY ANN GOLDBERG
Notary Public, State of New York
No. 01GO6145220
Qualified in Westchester County
Commission Expires May 1, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
MBIA Capital Management Corp.:

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of MBIA Capital Management Corp. (the "Company"), a subsidiary of MBIA Inc., at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 7 to the financial statements, has extensive transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2010

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(In thousands except per share amounts)

Assets		
Cash and cash equivalents	$	26,610
Securities owned (at fair value)		143
Accounts receivable		1,727
Prepaid expenses		833
Receivable from affiliates		6,216
Deferred tax asset		2,093
Fixed assets (less accumulated depreciation of $1,871)		17
Total assets	$	37,639
Liabilities and shareholder's equity		
Liabilities		
Accrued expenses	$	8,846
Payable to affiliates		892
Deferred compensation		1,551
Income taxes payable		4,463
Total liabilities		15,752
Shareholder's equity		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		7,835
Retained earnings		14,051
Total shareholder's equity		21,887
Total liabilities and shareholder's equity	$	37,639

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF OPERATIONS
For the year ended December 31, 2009
(In thousands)

Revenues:		
Investment management fees	$	29,137
Net gains on securities		49
Interest income		110
Other income		1
Total revenues		29,297
Expenses:		
Employee compensation and benefits		12,518
Administrative fees		2,340
Interest expense		50
Other operating expenses		7,730
Total expenses		22,638
Income before income taxes		6,659
Provision for income taxes		2,833
Net income	$	3,826

The accompanying notes are an intergral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2009

(In thousands except per share amounts)

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2008	1,000	$ 1	$ 7,118	$ 10,225	$ 17,344
Stock-based compensation	---	---	717	---	717
Net income	---	---	---	3,826	3,826
Balance, December 31, 2009	1,000	$ 1	$ 7,835	$ 14,051	$ 21,887

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

(In thousands)

Cash flows from operating activities:		
Net income	$	3,826
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation		5
Increase in market value of investments		(49)
Increase in deferred tax asset		(838)
Stock-based compensation expense		717
Increase in accounts receivable		(546)
Increase in prepaid expenses		(637)
Increase in accrued expenses		3,085
Increase in deferred compensation		1,551
Increase in receivable from affiliates		(5,260)
Increase in payable to affiliates		327
Decrease in income taxes payable		(1,770)
Total adjustments to net income		(3,415)
Net cash provided by operating activities		411
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net increase in cash and cash equivalents		411
Cash and cash equivalents-beginning of year		26,199
Cash and cash equivalents-end of year	$	26,610
Supplemental Cash Flow Disclosures:		
Income taxes paid	$	5,474
Interest paid to affiliates	$	50

The accompanying notes are an integral part of these financial statements.

Note 1 - Business and Organization

MBIA Capital Management Corp. ("CMC" or the "Company", now named Cutwater Asset Management Corp.) is a wholly owned subsidiary of Cutwater Holdings, LLC (formerly known as MBIA Asset Management, LLC), which is a wholly owned subsidiary of MBIA Inc. The Company, along with other subsidiaries of Cutwater Holdings, LLC, provides fixed-income asset management services to third-party clients and asset and liability management services to affiliates within the MBIA group of companies on a fee-for-service basis.

On February 8, 2010, MBIA Inc. announced that it had reorganized its asset management businesses. In connection with this reorganization, certain staff employed by other MBIA Inc. subsidiaries were transferred to CMC in late 2009, and CMC changed its name to Cutwater Asset Management Corp. in early 2010. The transfer of staff enhanced CMC's in-house operational capabilities and the name change was part of a re-branding of the Company.

The Company is a registered investment adviser under the Investment Advisers Act of 1940 and provides fixed-income investment management services to both MBIA affiliates and third-party institutional clients. The Company is also a registered broker-dealer under the Securities Exchange Act of 1934. As a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to various Securities and Exchange Commission ("SEC") and FINRA regulations, including net capital requirements.

Note 2 - Significant Accounting Policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant accounting policies are as follows:

Cash and Cash Equivalents
Cash and cash equivalents are highly liquid and have original maturities of less than ninety days. The Company's cash and cash equivalents consist of a demand deposit with a U.S. bank and a money market fund. The money market fund is reported in the Company's financial statements at cost, which approximates fair value.

Securities Owned
Proprietary securities transactions are recorded on the trade date, as if they had settled. The Company's securities owned consist of investments in a mutual fund and common stock. The mutual fund and common stock are reported in the Company's statement of financial condition at fair value with gains or losses reflected in "Net gains on securities" in the statement of operations.

Investment Management Fees
The Company recognizes fee revenue as services are performed, which is generally on a pro-rata basis over the term of the contract. Fee revenue consists of amounts earned for providing investment management services to MBIA affiliates and third-party institutional clients.

Stock Based Compensation
The Company participates in MBIA Inc.'s Stock Compensation Plan. MBIA Inc. applies the fair value recognition provisions of the accounting principles related to share-based payment, which requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Under the fair value method, the

fair value of stock options granted to employees is reported as compensation expense. Refer to Note 5 for a further discussion on employee stock compensation.

Fixed Assets

Fixed assets consist of furniture, fixtures, computer equipment and computer software, which are carried at cost, net of accumulated depreciation. All fixed assets are depreciated over the appropriate useful life of the asset using the straight-line method. The useful lives by class of asset for the Company are as follows:

Furniture and fixtures	5 - 8 years
Computer equipment and software	3 - 5 years

When the Company sells or otherwise disposes of an asset, the accumulated depreciation thereon is removed from the accounts with any gain or loss recorded in the statement of operations.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents and securities owned. Cash and cash equivalents are carried at cost, which approximates fair value, as they are short-term in nature. Securities owned are carried at their fair value. Refer to Note 4 for information about securities owned by the Company.

Income Taxes

Deferred income taxes are provided with respect to the temporary differences between the tax basis of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported amount of the assets or liabilities are recovered or settled. The deferred tax asset arises primarily from future deductions related to MBIA Inc.'s employee stock compensation plan. Management believes that the deferred tax asset will more likely than not be fully realized in future periods and, therefore, has not established a valuation allowance with respect to such asset.

Note 3 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards:

FASB Accounting Standards Codification

In July 2009, the FASB launched the FASB Accounting Standards Codification ("ASC") as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Company adopted this guidance in 2009 and all references to authoritative GAAP literature in the Company's financial statements have been updated to reflect new Codification references.

Subsequent Events (ASC 855)

In May 2009, the FASB issued accounting guidance for subsequent events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company adopted this standard in 2009. The adoption of this standard did not have a material effect on CMC's financial statements. The Company evaluated all events subsequent to December 31, 2009 through February 24, 2010 for inclusion in the Company's financial statements and/or accompanying notes.

Recent Accounting Developments:

Consolidation of Variable Interest Entities (ASU 2009-17)

In December 2009, the FASB issued ASU 2009-17, "Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," to require the holder of a variable interest(s) in a Variable Interest Entity ("VIE") to determine whether it holds a controlling financial interest in a VIE. A holder of a variable interest (or combination of variable interests) that has a controlling financial interest in a VIE is considered the primary beneficiary and is required to consolidate the VIE. The accounting

guidance deems controlling financial interest as both a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and b) the obligation to absorb losses or the rights to receive benefits of the VIE that could potentially be significant to the VIE. This accounting guidance eliminates the more quantitative approach for determining the primary beneficiary of a VIE. The accounting guidance will require an ongoing reassessment of whether a holder of a variable interest is the primary beneficiary of a VIE and is effective for the Company as of January 1, 2010. The Company is currently evaluating the potential impact of adopting this guidance.

Note 4 - Securities Owned

The following table presents the composition of the Company's investments as of December 31, 2009:

(In thousands)	Fair Value
Mutual fund	$131
Common stock	12
Total securities	$ 143

The fair values of the securities owned by the Company are calculated using quoted prices obtained from a nationally recognized exchange. As these prices are readily and regularly available and are derived from actual transactions, the Company classifies these securities as "Level 1" in accordance with accounting for fair value measurements and disclosures.

Note 5 - Stock Based Compensation Plans

The Company's employees participate in the MBIA Inc. 2005 Omnibus Incentive Plan (the "Omnibus Plan"), Under the Omnibus Plan, a maximum of 6,000,000 shares of the Company's common stock can be used for any type of award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. On May 7, 2009, MBIA Inc.'s shareholders approved an increase in the total number of shares of common stock reserved and available for issuance under the Omnibus Plan from 6,000,000 shares to 10,000,000 shares. Any shares issued under the Omnibus Plan in connection with stock options shall be counted against this limit as one share covered by such option. For all awards other than stock options, any shares issued shall be counted against this limit as two shares for every share issued. The Company does not issue its own shares.

The stock option component of the Omnibus Plan enables key employees to acquire shares of MBIA Inc. common stock. Options are exercisable as specified at the time of grant depending on the level of the recipient (generally four or five years) and expire either seven or ten years from the date of grant (or shorter if specified or following termination of employment). The Company's proportionate share of compensation expense for employee stock options for the year ended December 31, 2009 was approximately $0.8 million.

Under the restricted stock component of the Omnibus Plan, certain employees are granted restricted shares of MBIA Inc.'s common stock. These awards have a restriction period lasting three, four or five years depending on the type of award, after which time the awards fully vest. Compensation expense related to the Company's restricted stock awards for the year ended December 31, 2009 was approximately $0.3 million.

Note 6 - Minimum Capital Requirements

CMC, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (the "Rule"). Under the computation required by the Rule, the Company is required to maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (a maximum ratio of 15 to 1), as those terms are defined by the Rule.

As of December 31, 2009, the Company exceeded its net capital requirement of $1.1 million by $9.1 million. Net capital and aggregate indebtedness were $10.2 million and $15.8 million, respectively, resulting in a ratio of aggregate indebtedness to net capital of 1.55 to 1. See Exhibit 1 for the computation of net capital.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

Note 7 - Related Parties

CMC provides investment management services to MBIA Inc. and to MBIA Insurance Corporation ("MBIA Corp."), National Public Finance Guarantee Corporation, Cutwater Investors Service Corporation (formerly known as MBIA Municipal Investors Service Corporation), and MBIA Investment Management Corporation ("MBIA IMC"), all of which are subsidiaries of MBIA Inc. CMC also provides investment management services to Channel Re Insurance Ltd., an equity investee of MBIA Inc., and several MBIA sponsored investment companies. Management fees from these related parties represented 80 percent of the Company's investment management fee revenues for the year ended December 31, 2009.

CMC earns interest income and incurs interest expense on receivables from and payables to affiliates. For the year ended December 31, 2009, CMC earned approximately $50 thousand of interest income and paid approximately $50 thousand of interest expense related to receivable balances and payable balances, respectively.

Certain of the Company's employees participate in the Omnibus Plan, which enables them to acquire shares of MBIA Inc. common stock. Additionally, the Company's employees participate in the benefit plans of MBIA Inc. Aggregate charges to the Company from MBIA Inc. under these arrangements approximated $2.9 million for the year ended December 31, 2009. These charges are included in "Employee compensation and benefits" in the Company's statement of operations.

MBIA Corp. provides certain management and administrative services to CMC, and allocates overhead costs relating to facilities used by the Company. Aggregate charges to the Company from MBIA Corp. under these arrangements approximated $2.1 million for the year ended December 31, 2009. These charges have been included in "Other operating expenses" in the Company's statement of operations.

MBIA IMC provided administrative services to the Company through September 30, 2009, for which charges approximated $2.3 million for the year ended December 31, 2009. These charges have been included in "Administrative fees" in the Company's statement of operations.

Note 8 - Income Taxes

The Company is included in the MBIA Inc. consolidated federal and state income tax returns. Under a tax sharing agreement with MBIA Inc., the Company computes and records its tax liability as if it were filing on a stand-alone basis.

At December 31, 2009, the provision for income taxes consisted of the following:

In thousands	
Federal income tax expense - Current	$2,905
Federal income tax benefit - Deferred	(837)
State income tax expense - Current	765
Total provision for income taxes	$2,833

The total provision for income taxes differs from a calculated tax provision at the federal statutory rate of 35% primarily due to the state tax provision, net of a federal tax benefit.

The deferred tax asset reported on the Company's statement of financial condition of $2.1 million arises primarily due to future deductions related to MBIA Inc.'s employee stock and deferred compensation plan. Management believes that the deferred tax asset will more likely than not be fully realized in future periods and, therefore, has not established a valuation allowance with respect to such asset.

The Company is a member of MBIA Inc.'s U.S. tax group and is included in its consolidated federal and state income tax returns. The IRS is currently examining tax years 2005 through 2008.

The Company does not have any unrecognized tax benefits at December 31, 2009.

EXHIBIT 1
MBIA CAPITAL MANAGEMENT CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

(In thousands)

Total shareholder's equity from statement of financial condition	$	21,887
Deduction:		
Total nonallowable assets from statement of financial condition	$	(10,887)
Other deductions	$	(400)
Net capital before haircut on securities positions	$	10,600
Haircuts on securities	$	(445)
Net Capital	$	10,155
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,050
Minimum dollar net capital requirement of reporting broker or dealer	$	100
Net capital requirement		1,050
Excess net capital	$	9,105
Total aggregate indebtedness (liabilities from statement of financial condition)	$	15,752
Ratio of aggregate indebtedness to net capital		155.12%

Statement Pursuant to paragraph (d) (4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation included in the Firm's unaudited FOCUS Report (Part IIA) filing as of December 31, 2009.

Nonallowable assets consist of accounts receivable, prepaid expenses, receivable from affiliates, deferred income taxes and fixed assets.

MBIA Capital Management Corp.

Financial Statements and Supplementary Schedule Pursuant to SEC Rule 17a-5

December 31, 2009